330

BB 3/21

SEC [barcode] MISSION
05039388

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield	MA	01144-1013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie (413) 737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street,	Hartford,	CT	06103
(Address)	(City)	(State)	(Zip Code)

SEC RECEIVED MAR WASH.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN E. SAKOWICZ
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 14, 2010

Signature

Vice President and CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MML Investors Services, Inc. and Subsidiaries (SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedule
Year Ended December 31, 2004
And Independent Auditors' Report
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 28, 2005

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2004
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	11,044
Cash segregated under federal regulations		1,729
Receivables from brokers or dealers		16,796
Due from affiliates		4,567
Other receivables		2,182
Investments not readily marketable		71
Fixed assets (net of accumulated depreciation of $7,016)		1,743
Goodwill		139
Net deferred tax asset		91
Taxes receivable		870
Total assets	$	39,232
Liabilities and Shareholder's Equity		
Payables to brokers or dealers	$	802
Commissions payable		13,659
Due to affiliates		6,184
Accounts payable and accrued expenses		2,200
Total liabilities		22,845
Shareholder's Equity		
Common stock, $1 par value - authorized, 300,000 shares; issued and outstanding, 4,891 shares		5
Additional paid in capital		23,795
Accumulated deficit		(7,413)
Net shareholder's equity		16,387
Total liabilities and shareholder's equity	$	39,232

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Operations
For the Year Ended December 31, 2004
(Dollars in thousands)

Revenues		
Commissions	$	223,857
Trail commissions		43,746
Other income		4,149
Total revenues		271,752
Expenses		
Commissions		233,595
Salaries and fringe benefits		10,034
Management fees		11,028
Office operating expenses		12,728
Depreciation and amortization		990
Other expenses		1,755
Total expenses		270,130
Income before income taxes		1,622
Income taxes		1,650
Net loss	$	(28)

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Net Shareholder's Equity
Balance - January 1, 2004	$ 5	$ 23,795	$ (7,385)	$ 16,415
Net loss	-	-	(28)	(28)
Balance - December 31, 2004	$ 5	$ 23,795	$ (7,413)	$ 16,387

See notes to consolidated financial statements.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2004
(Dollars in thousands)

Cash Flows from Operating Activities		
Net loss	$	(28)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation and amortization		990
Realized losses on investments not readily marketable		48
Change in deferred taxes		228
Change in assets and liabilities:		
Decrease in cash segregated under federal regulations		1,103
Net increase in brokers or dealers receivables and payables		(5,501)
Increase in due from affiliates		(3,430)
Decrease in other receivables		2,834
Decrease in taxes receivable		5,340
Decrease in prepaid expenses		744
Decrease in commissions payable		(3,774)
Increase in due to affiliates		2,778
Decrease in accounts payable and accrued expenses		(3,701)
Net cash used in operating activities		(2,369)
Cash Flows from Investing Activities		
Purchase of MMLISI Financial Alliances, net of cash acquired		(139)
Purchase of fixed assets		(17)
Net cash used by investing activities		(156)
Net decrease in cash and cash equivalents		(2,525)
Cash and cash equivalents at beginning of year		13,569
Cash and cash equivalents at end of year	$	11,044

See notes to consolidated financial statements.

(Dollars in thousands)

1. Organization

MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). MMLISI offers a wide variety of quality investment products and services through MassMutual agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and MMLISI Financial Alliances, LLC ("MMLISI FA"). MMLISI, MMLIAI, and MMLISI FA are collectively referred to as the "Company." The Company uses the National Securities Clearing Corporation and National Financial Services as clearing agents to process customer trades.

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products for a niche market or for special client needs.

On August 23, 2004, WorthMark Financial Services, LLC (WorthMark) transferred all its units to MMLISI for $150, establishing goodwill of $139, net of cash acquired of $11. In September of 2004, WorthMark's name was changed to MMLISI Financial Alliances, LLC. The results of operations of MMLISI FA for the period from September 1, 2004 to December 31, 2004 have been included in the consolidated statement of operations. MMLISI FA offers financial and estate planning services and seminars to the public and certain professional firm clients. MMLISI FA will ultimately aid in the sale of MassMutual insurance and investment products to the clients of these professional firms.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of MMLISI and its wholly owned subsidiaries, MMLIAI and MMLISI FA, after elimination of intercompany balances and transactions.

The following is a summary of certain financial information of the Company's consolidated wholly owned subsidiaries, MMLIAI and MMLISI FA, as of December 31, 2004:

	MMLIAI	MMLISI FA
Total Assets	$5,875	$166
Shareholder's Equity	$4,910	$153

2. Significant Accounting Policies, continued

The shareholder's equity of MMLIAI and MMLISI FA is included as capital in the consolidated computation of the Company's net capital since the assets of the wholly owned subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

Cash and Cash Equivalents - The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in bank deposit accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains some of the cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC.

Investments not readily marketable – Investments in not readily marketable securities are carried at estimated fair market value. Investments consist of common shares in a NASDAQ private placement.

Investment Income – Investment income is recorded on an accrual basis in other income. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Fixed Assets - Fixed assets are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful life of fixed assets by category is as follows: leasehold improvements (7 years), furniture and fixtures (5 years), and all other depreciable assets (3 years).

Revenue and Expense - Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12b-1 fees paid to MMLISI by fund companies and is recorded on the accrual basis. Distribution fees and related expenses are recorded on the accrual basis. Distribution fees are included in commissions revenue and related expenses are reported in office operating expenses.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

2. Significant Accounting Policies, continued

Income Taxes - The Company provides income taxes based upon income as reported in the consolidated statement of operations and provides for deferred taxes based on temporary differences between the tax basis and financial reporting basis of assets and liabilities. The Company files federal taxes on a consolidated level with MassMutual Life Insurance Company and subsidiaries. The Company files a combined tax return in Massachusetts and Connecticut with other MassMutual companies licensed to do business in those states. The Company files individually in all other states in which it is registered to conduct business.

The tax benefits resulting from any operating losses by the Company that would be realized by MassMutual based on a consolidated return go to the benefit of the Company. The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using extracted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

Litigation - The Company is involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially impact the Company's consolidated financial position or liquidity.

Goodwill and Intangibles – Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company is in the process of completing the analysis to allocate purchase price to identifiable intangible assets. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but is tested for impairment at least annually.

(Dollars in thousands)

3. Related Party Transactions and Agreements

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C.M. Life Insurance Company ("C.M. Life"), for the year ended December 31, 2004. In addition, MMLISI was the sub-distributor of the MassMutual Institutional Funds for the year ended December 31, 2004. OppenheimerFunds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. ("OFI"), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and institutional funds for which they receive commissions. For the year ended December 31, 2004, MMLISI has recognized $71,481 of commission revenue and expense from MassMutual, MML Bay State, and C.M. Life.

MMLISI has a selling agreement with OFI, previously named Oppenheimer Management Corporation, for the distribution of the OppenheimerFunds. Under the terms of the selling agreement, MMLISI earned $27,500 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds.

Pursuant to its service agreements with MassMutual, MML Bay State, and C.M. Life, MMLISI is paid for expenses incurred in marketing and selling the policies, contracts and institutional funds. For the year ended December 31, 2004, $2,873 in underwriting fees was earned by MMLISI collectively from MassMutual, MML Bay State and C.M. Life. These underwriting fees are included in commissions revenue.

As of December 31, 2004, the Company owned 3,000,000 Class A shares of the Oppenheimer Cash Reserves (included in cash and cash equivalents), managed by OFI, with an aggregate fair value of $3,000. During 2004, the Company received $17 in dividends and distributions from these investments. The dividends earned on the Oppenheimer investments during the year were $18 and are included in other income.

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, data processing, benefit plan administration, payroll, legal, compliance, licensing access to the general agents of MassMutual, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2004 amounted to $11,028 of which $6,184 is recorded as due to affiliates at December 31, 2004.

The Company provides distribution services as a broker-dealer for various MassMutual products, including annuities, life, large corporate markets, and retirement services. Under this distribution agreement, MassMutual pays the Company distribution fees. The distribution fee income for the year ended December 31, 2004 was $2,873 and is included in commissions revenue. As of December 31, 2004, the Company has recorded a due from affiliates for MassMutual of $3,724, which is primarily composed of distribution fees receivable.

(Dollars in thousands)

3. Related Party Transactions and Agreements, continued

The Company provides services to MML Distributors, LLC (MMLD), a limited liability company owned by MassMutual, with a 99% interest, and G.R. Phelps & Co., Inc. (a wholly owned subsidiary of MassMutual Holding Company) with a 1% interest, including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to the Company's allocated costs related to MMLD. The management fee for the year ended December 31, 2004 was $1,024, of which $180 is included in other income and the remaining $844 is recorded as a reduction of management fee expense as it relates to allocated costs charged to the Company under the MassMutual service agreement. As of December 31, 2004, the Company has recorded a due from affiliates for MMLD of $844 for the management fees receivable.

4. Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc.

The provisions of the SEC's Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, are not applicable to the Company because MMLISI has complied with the exemptive provisions under Section (k)(2)(i) of that rule. As required by the exemptive provisions, MMLISI maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." As of December 31, 2004, the balance in this account totaled $1,729 and is included in cash segregated under federal regulations.

5. Operating Leases

Under operating leases with remaining noncancelable terms in excess of one year at December 31, 2004, aggregate annual rentals for office space and equipment are as follows:

Year Ending December 31	
2005	$ 628
2006	223
Total	$ 851

The current lease expires in 2006. Rent expense for 2004 amounted to $667 and is included in office operating expenses.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $10,919, which was $9,702 in excess of its required net capital of $1,217. The Company's ratio of aggregate indebtedness to net capital was 1.67 to 1.

(Dollars in thousands)

7. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

8. Goodwill

The Company is reporting goodwill of $139 for the year ended December 31, 2004. No impairment cost was recognized as the goodwill was determined and recorded during 2004.

9. Employee Benefits

The Company's employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health insurance plan, which provide benefits for certain of its active employees.

MassMutual provides certain life and health insurance benefits to retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan - Certain of the Company's employees are covered by MassMutual's noncontributory, defined benefit pension plan (the "Plan"). Benefits are based upon the employees' years of service, compensation during the last five years of employment, and estimated social security retirement benefits.

MassMutual accounts for the Plan in accordance with FASB Statement No. 87. The Company reimbursed MassMutual $327 in 2004 for the current service costs related to the Company's employees covered by the Plan.

Post-retirement Benefits - The Company provides certain life insurance and healthcare benefits ("other post-retirement benefits") for its retired employees and agents and their beneficiaries and dependents. The healthcare plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by the Company's management.

The Company offers, to all of its employees, certain additional post-retirement benefits including life and health insurance through its participation in a plan provided by MassMutual.

10. Income Taxes

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax basis of assets and liabilities. Temporary differences primarily include post-retirement benefits. The effective tax rate is other than the statutory tax rate due primarily to permanent differences such as state taxes.

(Dollars in thousands)

10. Income Taxes, continued

The Company will file its 2004 federal income tax return on a consolidated basis with its parent MassMutual and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

The components of income taxes included in the statement of loss for the year ended December 31, 2004 are as follows:

Income taxes:	
Current expense:	
Federal	$ (84)
State	1,507
Total current expense	1,423
Deferred expense:	
Federal	$ 175
State	52
Total deferred expense	227
Income taxes	$ 1,650

A reconciliation of the income taxes computed by applying the prevailing corporate U.S. Federal tax rate to the provision reflected in the financial statements for the year ended December 31, 2004 is as follows:

Income before income taxes	$ 1,622	
Tax expense computed at statutory rate	$ 568	35.0%
Meals and entertainment	29	1.8%
Effect of state taxes	74	4.6%
State net operating losses – Valuation allowance	675	41.6%
Prior year true ups/other	304	18.7%
Income taxes	$ 1,650	101.7%

(Dollars in thousands)

10. Income Taxes, continued

Deferred taxes are comprised of the following at December 31, 2004:

Temporary differences:

Deferred rent	$ 58
Accrued vacation	108
Post-retirement benefits	3,360
State net operating losses	722
Other	1
Deferred tax asset before valuation allowance	4,249
Valuation allowance	(722)
Deferred tax asset	3,527
Fixed assets - net	(531)
Compensation accruals	(26)
Unrealized capital gains/(losses)	(2,879)
Deferred tax liability	(3,436)
Net deferred tax asset	$ 91

In assessing the realizability of deferred taxes, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon management's financial projections over the period in which the deferred tax assets are deductible, management has established a valuation allowance of $722 for state net operating losses that it believes the Company will not utilize prior to their expiration.

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004
(Dollars in thousands)

Total Shareholder's Equity	$	16,387
Less nonallowable assets, haircuts, and other charges against capital:		
Haircuts on security positions		60
Investments not readily marketable		71
Fixed assets - net		1,743
Other receivables		1,868
Receivables from brokers and dealers		737
Investment in and receivable from affiliate, net		850
Goodwill		139
Net Capital		10,919
Minimum Net Capital Required to be Maintained (Greater of \$250 or 6-2/3% of Aggregate Indebtedness of \$18,247)		1,217
Net Capital in Excess of Minimum Requirements	$	9,702
Ratio of Aggregate Indebtedness to Net Capital		1.67 to 1

(continued)

MML INVESTORS SERVICES, INC. AND SUBSIDIARIES

Schedule I
(continued)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004
(Dollars in thousands)

Aggregate Indebtedness		
Items included in the consolidated statement of financial condition:		
Payables to brokers or dealers	$	802
Commissions payable		13,659
Accounts payable and accrued expenses		2,200
Due to affiliate, net of due from affiliate of $3,728 and taxes receivable from affiliate of $870		1,586
Total aggregate indebtedness	$	18,247

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 - There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Part IIA Focus Report as filed.

See accompanying independent auditors' report.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of MML Investors Services, Inc. and subsidiaries (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 28, 2005